Exhibit 3.44

CERTIFICATE OF FORMATION

OF

HTS-BEACH HOUSE PARTNER, L.L.C.

The undersigned, an authorized person, for the purpose of forming a limited liability company, under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified and referred to as the “Delaware Limited Liability Company Act”), hereby certifies that:

FIRST:  The name of the limited liability company is:

HTS-BEACH HOUSE PARTNER, L.L.C.

SECOND:  The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808.  The name of its registered agent at such address is Corporation Service Company.

Dated this 23rd day of September, 2014.

/s/ Heidi M. Belz
Heidi M. Belz
Authorized Person